UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

PINNACLE BUSINESS MANAGEMENT, INC. (Name of Issuer)
Common Stock, $.001 Par Value Per Share (Title of Class of Securities)
72345 10 9 (CUSIP Number)
Stephen Costello
Costello & Rudik, Inc.
4964 N.W. 108 Terrace
Coral Springs, Florida 33076
Tel. 954-755-9214
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 02, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 72345 10 9

1.	Names of Reporting Persons. Costello & Rudik, Inc. I.R.S. Identification No. 65-0812824

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Costello & Rudik, Inc. - Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,029,000

	8.	Shared Voting Power 0

	9.	Sole Dipositive Power 27,029,000

	10.	Shared Dipositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,029,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer

          The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Pinnacle Business Management, Inc., a Nevada corporation ("Pinnacle".) The address of the principal executive office of Pinnacle is 2963 Gulf to Bay Boulevard, Suite 265, Clearwater, Florida 33759; telephone 727-669-7781.

Item 2. Identity and Background.

(a)	Name: This Schedule 13D is filed by Costello & Rudik, Inc. ("Costello & Rudik")

(b)	Residence or business address: Costello & Rudik has its principal business and office address at 4964 N.W. 108 Terrace, Coral Springs, Florida 33076.

(c)

Present Principal Occupation or Employment:  Costello & Rudik's principal business is investment banking and consulting. Stephen Costello is the president, sole director of Costello & Rudik. The sole shareholder of Costello & Rudik is Elaine Shirley Costello.

(d)	Criminal Conviction: During the last five years, no director or officer of Costello & Rudik has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)

Court or Administrative Proceedings:  During the last five years, neither Stephen Costello nor any of the directors or officers of Costello & Rudik have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Costello & Rudik is a corporation organized under the laws of the state of Florida.

Item 3. Source and Amount of Funds or Other Consideration: See Item 4., Purpose of Transaction, below.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Pinnacle entered into a Consulting Agreement on 2/22/01 with Costello & Rudik whereby Costello & Rudik received 27,029,000 shares of the common stock of Pinnacle in exchange for certain consulting and investment banking services, a copy of which is attached as Exhibit 1.

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Item 5. Interest in Securities of the Issuer.

Costello & Rudik is the direct owner of 27,029,000 shares, or 5.9%, of Pinnacle's issued and outstanding common stock. Costello & Rudik has not effected any transactions with respect to the common stock of Pinnacle within the past 60 days. No person or entity other than Costello & Rudik is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the shares owned by Costello & Rudik.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. See Exhibit 1 for a copy of the Consulting Agreement between Costello & Rudik and Pinnacle.
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Item 7. Material to be Filed as Exhibits. Consulting Agreement between Costello & Rudik and Pinnacle dated 2/22/01.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2001
Costello & Rudik, Inc.
By:	/s/ Stephen Costello Stephen Costello
Title:	President

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CONSULTING AGREEMENT

            THIS AGREEMENT is entered into and between The Hawke Group, Inc., a Florida corporation, ("Hawke Group"), Roy Samuel ("Samuel"), Costello & Rudik, Inc. ("Costello & Rudik") (collectively hereinafter sometimes referred to as "Consultants"), Jeff Turino ("Turino"), Michael B. Hall ("Hall") and Pinnacle Business Management, Inc., a Nevada_corporation ("Pinnacle") this 22 day of Feb., 2001.

RECITALS:

            A.         Consultants are investment bankers and have expertise in financial matters.

            B.         Pinnacle desires to engage the services of Consultants.

            NOW, THEREFORE, the parties agree as follows:

            1.         Consultation Services.  Pinnacle hereby employs Consultants to assist Pinnacle in investment banking and financial matters, including, but not limited to, the following:

                        a)            Consulting in investment banking and related financial matters;

                        b)            Negotiating the acquisition of or merger with Lo Castro & Associates, Inc ("All Pro") on behalf of Pinnacle (the"Transaction".)

            2.          Consideration for Consultation Services.

                         a)            As consideration for the services of Consultants hereunder, Turino and Hall collectively agree to issue 6.33% of the total authorized shares of common stock of Pinnacle to Samuel; 6.33% of the total authorized shares of common stock of Pinnacle to Costello & Rudik; and 4.00% of the total authorized shares of common stock of Pinnacle to Hawke Group (the "Shares".) The Shares shall not be diluted by Pinnacle for a period of 24 months from the date of issuance.

                         b)            The Shares shall be issued to Consultants immediately upon the consummation of the Transaction.

            3.           Out-of-Pocket expenses.  All out of pocket expenses incurred by Consultants shall be reimbursed by Pinnacle.

            4.           Independent Contractor.  Both Pinnacle and Consultants agree that Consultants will act as independent contractors in the performance of their obligations under this Agreement. Accordingly, Consultants shall be responsible for payment of all taxes, if any, arising out of Consultants' activities in accordance with this Agreement.

            5.           Confidential Information.  Consultants agree that any information received by Consultants during any furtherance of Consultants' obligations in accordance with this Agreement, which concerns the personal, financial or other affairs of Pinnacle or its principals or employees will be treated by Consultants in full confidence and will not be revealed to any other person, firms or organizations except with the consent of Pinnacle.

            6.           Certain Representation and Warranties of Consultant.  In connection with the receipt of shares of common stock of Pinnacle set forth in Paragraph 2 of this Agreement, Consultants represent and warrant to Pinnacle as follows:

                                    (a)            Consultants have been afforded an opportunity to examine such documents and other information which Consultants or their representatives, if any, have requested concerning the business and affairs of Pinnacle;

                                    (b)            Consultants received the financial statements of Pinnacle;

                                    (c)            Consultants have such knowledge and experience in financial and business matters to make an informed investment decision based upon the information furnished to Consultants and such additional information as Consultants may have requested and received  from Pinnacle regarding Pinnacle and the independent inquiries and investigations undertaken by Consultants.

            7.           Contractual Authority.  Consultants shall have no authority to enter into any contract of agreement on behalf of Pinnacle or to create and obligations on the part of Pinnacle unless specifically authorized by Pinnacle in writing. Consultants shall be solely liable for performance under any contract signed by Consultants and will not hold Pinnacle liable for any obligations of Consultants under such contracts except as set forth herein.

            8.           Governing Law.  This Agreement is to be construed under the laws of the State of Florida.

            9.            Attorney's Fees.  Should suit be brought to enforce this Agreement, the prevailing party will be awarded attorney's fees, costs, expenses and interest at the legal rate until judgment is paid.

            10.          Entire Agreement.   This Agreement is the entire agreement between the parties.

            11.          Heirs and Assigns. This Agreement is binding and will inure to the benefit of the parties' heirs, executors, administrators, successors and assigns.

            12.          Severability.  If any provision in this Agreement is held to be invalid or unenforceable, it shall not affect the other provisions in the Agreement.

            13.          Counterparts.  This Agreement will be executed simultaneously in one or more counterparts. Each counterpart will be considered an original and be valid and binding.

            14.          Notice.  Notices under this Agreement will be delivered in person or mailed by certified mail as set forth below:

                           If to Consultants:         The Hawke Group, Inc.
                                                            50 N. E. 26th Avenue, Suite 201
                                                            Pompano Beach, Florida 33062

                           If to Pinnacle:              Michael B. Hall, President
                                                            Pinnacle Business Management, Inc.
                                                            2963 Gulf to Bay, Ste. 265
                                                            Clearwater, Florida 33759

IN WITNESS WHEREOF, the undersigned parties have duly executed this Agreement as of the date first hereinabove written.

                                    The Hawke Group, Inc.

                           By:  /s/ Roy Samuel
                                  Roy Samuel, President

/s/ Roy Samel Roy Samuel, Personally Pinnacle Business Management, Inc. By: /s/ Michael B. Hall Michael B. Hall, President Costello & Rudik, Inc. By: /s/ Stephen Costello Stephen Costello, President